GRANDVIEW GOLD INC.

ANNUAL INFORMATION FORM

FISCAL PERIOD ENDED MAY 31, 2008

AUGUST 28, 2008

TABLE OF CONTENTS
(continued)

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PRELIMINARY NOTES

Effective Date of Information

This Annual Information Form ("AIF") of Grandview Gold Inc. (the "Corporation") is dated August 28, 2008, and, unless otherwise indicated, the information contained herein is current as of such date; other than certain financial information which is current as of May 31, 2008, being the date of the Corporation's most recently completed fiscal period.

Information Incorporated by Reference

This AIF is and will be supplemented by, and the following documentation is hereby incorporated by reference as part of this AIF:

(i)	the Corporation's audited financial statements for the 12 month fiscal period ended May 31, 2008, together with the auditors' report thereon;

(ii)	management's discussion and analysis for the 12 month fiscal period ended May 31, 2008;

(iii)

the "Independent Technical Report on the Dixie Lake Project, Red Lake, Ontario" dated January 13, 2006, prepared by SRK Consulting (Canada) Inc., which was filed via SEDAR on February 28, 2006 (the "SRK Technical Report");

(iv)

the "Evaluation of the Gold Resource on the Pony Creek Property, Larrabee Mining District, Elko County Nevada" dated March 18, 2004, which was filed via SEDAR under Mill City Gold Corp. on April 20, 2004 (the "Russell Report");

(v)

the most recent management information circular of the Corporation dated October 15, 2007 was prepared in respect of the annual and special meeting of shareholders held on Thursday, November 15, 2007; and

(vi)	all documents, including press releases, material change reports and quarterly and annual financial statements as filed with the the Ontario Securities Commission.

Each of the above-noted documents are available for viewing at the SEDAR website located at www.sedar.com. Copies are also available upon request from the Corporation's offices.

All financial information in this AIF has been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

Purpose

This AIF is prepared in accordance with Form 51-102F2 to National Instrument 51-102-Continuous Disclosure Obligations – established by the Canadian Securities Administrators, for the limited purpose of providing material information about the Corporation and its business at a point in time in context of its historical and possible future development.

Note Regarding Forward-Looking Statements

Certain statements contained in this AIF respecting reserves, resources, plans, objectives and future performance of the Corporation's business are "forward-looking statements". Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intended", "estimate", "anticipate", "believe" or "continue" or the negative thereof or variations thereon or similar terminology. These forward-looking statements involve risks and uncertainties relating to, among other things, financing, changes in commodity prices, unanticipated reserve and resource grades, geological, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, timeliness of governmental approvals, political risk and related economic risk, actual performance of plant, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those set forth herein under "Risk Factors".

GRANDVIEW GOLD INC.

ANNUAL INFORMATION FORM

TWELVE MONTH FISCAL PERIOD ENDED MAY 31, 2008

ITEM 1:	CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

Grandview Gold Inc. (the "Corporation") was originally incorporated under the Corporation Act of Ontario on November 23, 1945 as Loisan Red Lake Gold Mines Limited ("Loisan"). Articles of Amendment were filed on November 6, 1979, changing the name from Loisan to Grandview Energy Resources Incorporated ("Energy"). On September 22, 1983, further Articles of Amendment were filed to change the Corporation’s name from Energy to Consolidated Grandview Inc. The Corporation filed further Articles of Amendment on April 9, 1987 to increase the authorized capital of the Corporation to an unlimited number of shares of each class. The Corporation again filed Articles of Amendment on July 6, 2004 changing its corporate name to its current name "Grandview Gold Inc". The registered and corporate head office of the Corporation is located at 330 Bay Street, Suite 820, Toronto, Ontario, M5H 2S8.

The common shares of the Corporation trade on the Toronto Stock Exchange (the "TSX") under the symbol "GVX".

1.2	Intercorporate Relationships

As of the date of this AIF, the Corporation has one wholly owned subsidiary incorporated pursuant to the laws of Nevada on July 16, 2008, under the name Grandview Gold (USA) Inc. Grandview Gold (USA) Inc. was incorporated to hold the Corporation's interest in its Nevada property, however, to do date no interest has been transferred to the subsidiary.

ITEM 2:	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History

The Corporation is engaged in the exploration and, if warranted, development of gold mineral properties in Nevada and Canada. The Corporation is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations.

The Corporation has acquired the following interests: (i) an 80% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko County, Nevada (collectively, the "Pony Creek/Elliot Dome Property; (ii) 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the "Dixie Lake Property"); (iii) a 100% interest in five mining claims located in Manitoba, Canada, (the "Bissett Gold Camp Claims"); (iv) an option to acquire a 60% interest in ten unpatented and 2 patented mining claims located on Red Lake, Ontario (the "Bonanza Property"); (v) a 100% interest in eight mining claims covering approximately 60 hectares located in Red Lake, Ontario, Canada (the "Loisan Property"); (vi) an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the "Gem Property"); (vii) a 100% interest in 16 unpatented mining claims in the Long Lake - Cat Lake area of south-eastern Manitoba, covering approximately 3,187 hectares (the "GVG Property"); (viii) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of south-eastern Manitoba covering 2,824 hectares (the "Banksian Property"); and (ix) a 100% interest in 4 unpatented mining claims covering 351 hectares in the Rice Lake belt in south eastern Manitoba (the "Angelina Property").

Private Placement Financings

The Corporation has been trading publicly on an intermittent basis since incorporation on November 23, 1945. Prior to listing on the CNQ in October 2004, the Corporation's common shares traded on the Over-the-Counter Automated Quotation System, a predecessor of the Canadian Dealer Network ("CDN"). From April 16, 1987 to November 2, 2000, and from February 4, 2003 until May 6, 2004, the Corporation was subject to Cease Trade Orders (CTO) issued by the Ontario Securities Commission. The cease trade order was lifted in May, 2004. Over the past three years, the Corporation has completed six exempt financing as follows:

1.

On August 31, 2005, September 15, 2005 and October 19, 2005, the Corporation completed a private placement offering in three tranches resulting in the placement of a total of 1,389,424 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.25 per unit and 1,620,000 flow through common shares at $1.25 per flow through common share for total gross proceeds of $3,761,780. The proceeds from the offering were used by the Corporation to fund its exploration programs on its Canadian and US properties and for general working capital. The private placement was brokered by Haywood Securities Inc. and Consiton Investment Corp.

For additional information, please see the Corporation's press releases dated August 31, 2005, September 15, 2005 and October 19, 2005, and the associated material change reports dated September 2, 2005, September 19, 2005 and October 19, 2005.

2.

On March 27, 2006, the Corporation completed a private placement offering of 3,985,974 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.10 per unit for total gross proceeds of approximately, $4,384,571. The proceeds from the offering were used by the Corporation to fund its exploration programs on its Canadian and US properties and for general working capital. The private placement was brokered by Haywood Securities Inc. and Consiton Investment Corp.

3.

On December 28, 2006, the Corporation completed a private placement offering of 2,399,998 units, with each such unit being comprised of one flow-through common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional non flow-through common share upon payment of $1.40, at the subscription price of $0.65 per unit for total gross proceeds of approximately, $1,559,999. The proceeds from the offering are being used by the Corporation to fund its exploration programs on its Canadian properties.

4.

On March 16, 2007, the Corporation completed a private placement offering of 3,250,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $0.65, at the subscription price of $0.45 per unit for total gross proceeds of $1,462,500. The proceeds from the offering are being used by the Corporation to fund its exploration programs on its Canadian and US properties and for general working capital.

5.

On July 6, 2007, the Corporation completed a private placement offering of 8,589,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $0.65, at the subscription price of $0.40 per unit for total gross proceeds of $3,435,600. The proceeds from the offering are being used by the Corporation to fund its exploration programs on its Canadian and US properties and for general working capital. The private placement was brokered by Bolder Investment Partners, Inc. At the same time, the Corporation closed a non-brokered placement on the same terms for additional proceeds of $50,000 on the sale of a further 125,000 units.

In connection with this offering, the Corporation secured the consent of its shareholders at a special meeting which occurred on May 17, 2007. A special meeting was required to be called in order to approve this placement under TSX policies as the total number of common shares issuable thereunder exceeded 25% of the then issued and outstanding capital of the Corporation.

6.

On December 21, 2007, the Corporation completed a private placement offering of 1,312,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $0.70, at the subscription price of $0.55 per unit and 605,000 flow through common shares at $0.65 per flow through common share for total gross proceeds of $1,114,850. The proceeds from the offering are being used by the Corporation to fund its exploration programs on its Canadian and US properties and for general working capital. The private placement was brokered by Bolder Investment Partners, Inc.

7.	On December 28, 2007, the Corporation completed a non-brokered private placement resulting in the issuance by the Corporation of a total of 538,000 flow-

through common shares at a price of $0.65 per flow through common share for gross proceeds of $349,700. The proceeds from the offering are being used by the Corporation to fund its exploration programs on its Canadian properties.

TSX Listing

The common shares of the Corporation were posted and listed for trading on the Toronto Stock Exchange under the symbol "GVX".

ITEM 3:	DESCRIBE THE BUSINESS

3.1	General

The Corporation is a junior mining, exploration and development company. The overall business objective of the Corporation is to acquire, explore for, develop and commence production of mineral resource properties in Canada. More particularly, the Corporation's primary near-term objectives are to complete the current diamond drill programs and evaluate the ongoing validity of projects in its portfolio. Concurrently with this objective, the Corporation is continuing to seek out and evaluate prospective mineral properties for acquisition and exploration.

3.2	Risk Factors

Due to the nature of the Corporation's business and the present stage of its development, an investment in any of the securities of the Corporation is speculative and involves a high degree of risk. In addition to the matters set out elsewhere in this AIF, the following are also risks related to the Corporation. The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the Corporation or in connection with the Corporation's operations.

History of Losses

The Corporation is a junior mining, exploration and development corporation with no producing properties. There is no assurance that any of the properties which the Corporation now has or may hereafter acquire or obtain an interest in will generate earnings, operate profitably, or provide a return on investment in the future.

Mining Industry Risks

The operations of the Corporation are speculative due to the high risk nature of its business which involves the acquisition, exploration and development of mining properties and opportunities. Accordingly, the following risks in particular should be considered:

(a)

The acquisition of, exploration for and development of mineral deposits is an extremely speculative venture involving a high degree of risk. Even a combination of careful evaluation, experience and knowledge may not eliminate such risk. While the discovery of an ore body may result in substantial rewards, very few properties which are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability of the Corporation to obtain suitable machinery, equipment or labour are all risks involved with the conduct of explorations programs and the operation of mines. Substantial expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and additional financing may be required. It is impossible to ensure that the exploration programs planned by the Corporation will result in a profitable commercial mining operation or venture. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

(b)

The activities of the Corporation are to be directed toward the search, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Corporation will result in discoveries of economic ore bodies or commercial production thereof.

(c)

Depending upon if and when commercial quantities of ore are found, the Corporation may or may not have the financial resources at that time to bring a mine into production. The only sources of funding which might be available to the Corporation at such time may be limited to the sale of equity capital, mineral properties, royalty interests or the entering into of joint ventures, there being no assurances that any of the foregoing forms of funding will be available to the Corporation.

(d)

All phases of the mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Corporation believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that would limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Corporation or more stringent implementation thereof could have a substantial adverse impact on the Corporation. In the context of environmental permitting, including the approval of reclamation plans, the Corporation must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Corporation is not aware of any material environmental constraint affecting any of its development properties that would preclude the economic development or operation of any specific property.

(e)

There is a significant degree of uncertainty attributable to the calculation of mineral deposit estimates and corresponding mineralization grades. Until the mineralized material is actually mined and processed, mineral deposit estimates and mineralization grades must be considered as estimates only. Consequently, there can be no assurance that any mineral deposit estimates or ore-grade information contained herein (including in the documents incorporated herein by reference) will prove accurate. In addition, the value of mineral deposits may vary depending on mineral prices and other factors. Any material change in ore grades or stripping ratios may affect the economic viability of the Corporation's projects. Furthermore, mineral deposit estimate information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

(f)

Failure to comply with applicable laws, regulations and requirements may result in enforcement actions including orders issued by regulators or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

(g)

The profitability of the operations of the Corporation are significantly affected by changes in the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Corporation. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future serious price declines could cause commercial production of a particular mineral property to be impracticable.

(h)

The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations, rock bursts, pressures, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions, among several others. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. While the Corporation may be able to obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are some risks such as certain environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) in respect of which insurance is not generally available to the Corporation or to other companies within the industry or is prohibitively expensive due to excessive premium costs. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or non-compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Corporation's earning and competitive position in the future and, potentially, its financial position. Failure to have insurance coverage for any one or more such risks or hazards could have a material adverse effect on the Corporation, its business, financial condition and results of the operations.

(i)

The mineral exploration and mining business is extremely competitive in all of its phases. The Corporation encounters competition from other companies in connection with its search for and acquisition of mining properties and interests which are producing or capable of producing minerals. Some of the Corporation's competitors are large, established mining companies with substantial capabilities and greater financial and technical resources than the Corporation. As a result of this competition, the Corporation may at any point in time be unable to acquire or develop attractive properties on terms it considers acceptable.

(j)

The Corporation's ability to continue exploration of its properties will be dependent upon its ability to raise significant additional funds in the future. Should the Corporation not be able to obtain such financing, a portion of its interest in properties may be needed to be transferred to potential joint venture partners, or its properties may be lost entirely.

Early Stage Properties

The Pony Creek/Elliot Dome Property, Dixie Lake Property, Bissett Gold Camp Claims, the Loisan Property, the Bonanza Property, the Gem Property, the Banksian Property, the Angelina Property and the GVG Property are in the early or pre-exploration stage only and are each without a known body of commercial ore. There is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral deposits on either of these or any other properties will result in discoveries of commercial quantities of ore.

Additional Capital

The ability of the Corporation to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Corporation. The development and exploration of the Corporation's properties may require substantial additional financing. Failure to obtain such financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Corporation's properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. If additional financing is raised by the Corporation through the issuance of securities from treasury, control of the Corporation may change and security holders may suffer additional dilution.

Dilution

In the event the Corporation seeks to procure additional financing through the sale and issuance of its securities, or in the event that current common share option or warrant holders exercise their options or warrants, the then shareholders of the Corporation may suffer immediate and substantive dilution in their percentage ownership of the issued and outstanding shares of the Corporation. As of the date of this AIF, there were common share purchase warrants outstanding allowing the holders of such warrants to purchase up to 12,361,125 common shares. In addition, 4,575,000 incentive stock options granted to certain directors, officers, employees and consultants of the Corporation, pursuant to the Corporation's 2004 Stock Option Plan, as amended, are also outstanding. As of the date of this AIF, there were 36,288,765 common shares of common stock outstanding, meaning that the exercise of all of the existing common share purchase options and warrants would result in further dilution to the existing shareholders of approximately 31.8% of the outstanding common shares. Should such common share options and warrants be exercised, the increase in the number of common shares issued and outstanding, and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, the voting power of the Corporation's existing shareholders will be diluted.

Dependence on Key Executives

The Corporation is dependent on the services of key executives and a small number of highly skilled and experienced consultants and personnel. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. Due to the relatively small size of the Corporation, the loss of these persons or the Corporation's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations. The Corporation does not currently carry any key man life insurance on any of its executives. The directors of the Corporation will only devote part of their time to the affairs of the Corporation, while the officers of the Corporation devote their full time to the affairs of the Corporation.

Absence of Dividends

The Corporation has no earnings or dividend record and since it intends to employ available funds for mineral exploration and development it does not intend to pay any dividends in the immediate or foreseeable future. The future dividend policy will be determined by the Board of Directors.

Potential Volatility of Material Price of Common Shares

The TSX has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Corporation's common shares. In addition, the market price of the common shares is likely to be highly volatile. Factors such as the price of gold, and other minerals, announcements by competitors, changes in stock market analyst recommendations regarding the Corporation, and general market conditions and attitudes affecting other exploration and mining companies may have a significant effect on the market price of the common shares. Moreover, it is likely that during the future quarterly periods, the Corporation's results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the common shares could be materially adversely affected.

3.3	Companies with Asset-Backed Securities Outstanding

This is not applicable.

3.4	Companies with Mineral Projects

The following section discloses information regarding the Corporation's material mineral properties, namely, the Pony Creek/Elliot dome Property, the Dixie Lake Property, the Bissett Gold Camp Claims, the Loisan Property, the Gem Property and the Angelina Property.

PONY CREEK/ELLIOT DOME PROPERTY

The following information is derived from the "Evaluation of the Gold Resource on the Pony Creek Property, Larrabee Mining District, Elko County, Nevada for Mill City International Corporation" prepared by R. H. Russell, M.Sc., Licensed Geologist and dated March 18, 2004 (the "Russell Report"), which was prepared for Mill City International Corporation, in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects – established by the Canadian Securities Administrators ("NI-43-101"). A complete copy of the Russell Report, portions of which are quoted verbatim or paraphrased herein, is available for inspection upon request from the Corporation's head office, as well as on the SEDAR website under Mill City Gold Corp. (www.sedar.com). The Russell Report was authored by Rick Russell, M.Sc., Licensed Geologist and he is a "qualified person" and "independent" to the Corporation as those terms are defined in NI 43-101. Table 2 on p. 14 and the section entitled 'Recent Drilling by the Corporation have been updated by the Corporation to the date of this AIF by Paul Sarjeant, also a "qualified person" under NI 43-101. All references to tables and figures in this section are to the tables and figures accompanying the Russell Report, which have been reproduced herein.

Property Description and Location

The Pony Creek/Elliott Dome property is now comprised of a total of 903 unpatented lode mining claims located across the crest of the southern part of the Pinyon Range at elevations ranging from 6,600 feet to about 8,000 feet. The Pony Creek property is located in the Larrabee mining district of Elko County, Nevada in the southern half of the Carlin Trend, 28 miles southeast of the town of Carlin. Access to the claims from the west is by traveling the Indian Pony road off State Highway 278 or from the east via the Red Rock Ranch road off a junction with State Highway 228. Thereafter, travel to the property is primarily on graded, gravel roads.

Other than scattered prospect pits, no mine workings, tailings ponds, or waste dumps are located on the claims.

According to the Russell Report, prior to the commencement of any surface disturbance, Mill City must obtain documents from the Bureau of Land Management office in Elko, Nevada, which permit activities such as trenching, drilling, or construction of new roads. Mill City will also be required to post a reclamation bond prior to performing any surface disturbance; however, no Environmental Impact Statement is needed to conduct work on the claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Most of the Pony Creek/Elliott Dome Property is comprised of dry, sagebrush, and grass-covered hills with a few juniper and pinyon pines. The temperatures are cool to cold during the winter, with occasional moderate snowfalls, and are warm during the summer with cool nights. The area is fairly dry, with infrequent rains during the summer. Total annual precipitation is about 9 inches per year, mostly as snow during the winter months. The climate is favourable for year-round mining and exploration may be done from May through November after which road access is limited by snow during the winter and mud in the spring. Conditions are highly variable from year to year.

According to the Russell Report, a highly trained mining-industrial workforce is available at Carlin and Elko, and throughout north-central Nevada. Power for a modem mill can be brought in from the vicinity of Elko, but ranch power is available only a few miles away. Water is not available on the surface, but was encountered in most of the reverse circulation drill holes. The claims carry with them the surface rights for mining and no local residents are present. Although the area is hilly, sufficient flat areas are present in the property area for potential processing plant sites, tailings storage areas, waste disposal areas and leach pads.

History

According to the Russell Report, mineral exploration in southwest Elko County has been occurring since the late 1850s when various prospectors, on their way to the California gold fields, passed through Nevada. In 1869, silver, gold, copper, lead and zinc were discovered 13 miles to the north of the Pony Creek/Elliot Dome Project in the Railroad mining district. This district was worked heavily for copper, lead and silver through the late 19th century and into the early 20th century, with an estimated $4.7 million US in lead, copper, silver, gold and zinc being produced between 1869 and 1968.

In 1980, during a search for additional gold deposits along the Carlin Trend, Newmont completed a regional stream sediment sampling program, which returned anomalous gold and arsenic on what is now the Pony Creek Property. Newmont subsequently staked 100 claims to cover the prospect during the same year and added a further 80 claims in 1982 to cover additional ground in the area.

According to the Russell Report, between 1981 and 1989 Newmont completed over 50,000 feet of drilling. Based upon this drilling Newmont believed there was significant gold mineralization on the property. Newmont continued to explore the Pony Creek Property up until 1990 when it entered into a joint venture agreement with Westmont Mining, Inc.

According to the Russell Report, since 1980, approximately $5.0 million US has been spent on exploration of the Pony Creek/Elliot Dome Property, during which time a number of different companies have completed exploration and development work on the property. A summary of the work conducted during this time is provided below:

Table 2. Historical work conducted on the Pony Creek/Elliot Dome Property since 1980

Year	Corporation	Drilling	Additional Work Completed
1980	Newmont	None	Stream sediment sampling program identified anomalous Au and As. 100 claims located
1981-1989	Newmont	110 RC Holes (49,346 ft.) 2 Core Holes (1,834 ft.)	Aeromagnetic survey, soil geochemistry and drilling in the Pot Holes and Bowl areas. 80 additional claims staked. Review and compilation of property data. Completion of soil sampling and mapping.
1990-1992	Newmont-Westmont JV	31 RC Holes (15,085 ft.)	Property optioned by Westmont. JV formed with Westmont as the operator. Soil geochemistry and drilling completed on north and west edges of claim block, IP work started.
1993	Ramrod (Quest)	None	Westmont acquired by Ramrod Gold (later Quest) who took over as project operator.
1994-1995	Quest-Uranerz JV	15 RC Holes (12,530 ft.)	Quest enters into JV with Uranerz as operator. Completion of 19.2 line miles Of IP, ground magnetics, mapping and surveying. Extensive soil geochemistry, drilling on northeastern part of Property.
1996 1997-1998	Quest Quest-Barrick JV	None RC Holes (3,185 ft.)	Data compilation and analysis. Quest purchases remainder of Newmont’s Interest for US$50,000. JV with Barrick signed. Geophysical target drilled with 4 holes. JV Terminated July 1998.
1999-2000	Homestake	5 RC Holes (5,982 ft.)	Quest acquired by Standard Mining and Property abandoned. Mr. Carl Pescio acquires Pony Creek Property and options it to Homestake. 5 RC holes drilled.
2001-2003	Nevada Contact	8 RC Holes (7,835 ft.)	Nevada Contact options Property from Mr. Pescio. Drills 8 RC holes before terminating agreement.
2003	Mill City	None	Mill City acquires Pony Creek Property from Mr. Pescio in July 2003.

Year	Corporation	Drilling	Additional Work Completed
2004	Mill City-GGI JV	None	Mill City enters into JV agreement with GGI.

Summary of work conducted by Grandview since the Russell Report:

Year	Drilling	Additional Work Completed
2005	2 Core Holes (2,014 ft.)	Geochemical Survey, Compilation,
2006	7 Core Holes (12,414 ft)	Mapping, Geophysics, Sampling, Geochemistry
2007	13 RC Holes (12,830 ft)	Mapping, Geophysics, Geochemistry

Geological Setting

According to the Russell Report, the Pony Creek/Elliot Dome Project lies within the southern extension of the Carlin Trend, along the axis of Pinyon Range Anticline, paralleling the crest of the Pinyon Range.

The Mississippian Webb Formation underlies the majority of the property. The Mississippian Webb Formation is the primary host for gold deposits in the South Pinyon Range and is described at the Rain, South Bullion and Trout Creek deposits as consisting primarily of siliceous mudstone and calcareous siltstone. According to Russell, the Webb Formation is an excellent host for disseminated gold deposits. Presently, the Webb Formation remains untested at the Pony Creek/Elliot Dome Project. Middle to upper Devonian carbonate rocks through Permian clastic sedimentary are exposed at surface through the Pony Creek/Elliott Dome Property. This sill-like body, which has intruded the Palaeozoic aged sedimentary rocks along the axis of the Pinyon Range Anticline, is composed of two lobes and contains rocks that have been variously described as rhyolite, felsite or felsic porphyry. Older, Tertiary sedimentary rocks of Palaeocene to Eocene age, composed of conglomerate, sandstone, siltstone and limestone are found to the northeast of the Pony Creek/Elliot Dome Property.

The Pony Creek/Elliot Dome Property lies in the southern extension of the Carlin Trend. The Rain deposit, currently owned by Newmont, is located in the northern part of the Pinyon Range and is the southernmost mine on the Carlin Trend. In addition to the Pony Creek/Elliot Dome Project, several other deposits occur within the Pinyon Range and Railroad, South Bullion, Trout Creek, Emigrant, NW Rain, Tess and Saddle, all of which are current or past producing projects. Most of the gold associated with the Rain properties is located in siliceous mudstones and calcareous siltstones of the host rock known as the Mississippian Webb Formation, a geologic feature also common to the Pony Creek/Elliot Dome Property. The Corporation believes that this is the best potential host rock in the region for the discovery of a Rain-type gold deposit. As such, an exploration model based on the Rain properties has been introduced for use on the property, which outlines exploration for viable targets within the rocks of the unexplored Mississippian Webb Formation.

Initial Work by the Corporation

Vertical core hole PC-05-01 was drilled approximately 8,000 feet (2.4 kilometers) northeast of drill hole PC-05-02/2A in the northern gold target and intersected anomalous gold from 425 feet (129.5 m) to the bottom of the hole at 1,135 feet (346 m). Within that interval are two intervals that contain greater than 1.0 g/tonne gold, 1.330 g/tonne 735-740 feet (244.1 to 245.6m) and 1.81 g/tonne 825-830 feet (251.5 -253.0 m). Based on geologic interpretation, the hole is believed to have intersected the Devils Gate Limestone, the targeted host rock and gold host at the Rain deposit 20 miles north. The hole terminated due to drilling problems.

Core hole PC-05-02/2A intersected 55 feet of 0.149 oz/ton (5.10 g/tonne) gold from 395 to 450 feet, including an interval of 10 feet of 0.365 oz/ton (12.50 g/tonne), and 35 feet of 0.043 oz/ton (1.47g/tonne) gold from 460 to 495 feet.

Vertical core hole PC-05-02/2A was designed to twin Newmont reverse circulation rotary hole PC-20, dilled in 1981, to verify the gold interval in PC-20 and to get a much better look at the gold zone with drill core. Newmont PC-20 intersected 110 feet (33.5 m) of 0.167 oz/ton gold between 405 and 515 feet (123.5 to 157.0m), including an interval of 25 feet (7.62 m) of 0.454 oz/ton (15.41 g/tonne). Initially, the core hole PC-05-02/2A was thought to be 10 to 15 feet (3.0 to 4.5 m) offset from PC-20. However, after further location verification, PC-05-02/2A is approximately 120 feet (36.5 m) north of Newmont’s PC-20. Hence, this core hole is essentially an offset rather than a twin hole. The hole terminated at 879 feet (268 m) due to drilling problems.

In 2006 the Corporation completed seven drill core holes for a total of 12,414 feet to test a number of geophysical targets, help define stratigraphy in the area around the inferred resource and to follow up on results from the previous year drilling.

Hole PC-06-03 was drilled in the northern portion of the inferred resource area as a twin to previous Uranerz RC hole 95-08. Best results for the hole included a 90 foot section from 310 to 400 feet that assayed at 1.19 g/tonne, with a high assay of 7.96 g/tonne from 390 to 395 feet. Results confirmed and upgraded the results of the Uranerz hole and work suggests a possible increase in grade may be realized from diamond versus RC (reverse circulation) drilling.

Three holes were drilled in the vicinity of PC-05-02/2A to test geology and attempt to locate the mineralized horizon previously intersected. Hole PC-06-6 returned the best intercept including 2.715 g/tonne over 30 ft (330 -360 ft down hole), including a high of 5.36 g/tonne over 10 ft (330 – 340 ft down hole). In addition, a second zone returned 1.61 g/tonne over 10 feet from 435 – 445 ft down hole.

Recent Work by the Corporation

In 2007 the Corporation completed a 13-hole reverse circulation drill program for a total of 12,830 feet (3,910.4 meters) on three separate target areas across the property. In addition and as an aid to the completed drill program the company had an ongoing mapping, geochemical and geophysical program to help delineate targets.

The West Pony Creek area was the site of 7 drill holes totaling 6,350 feet (1,935.4 meters) that targeted northwest trending structures. The holes were successful in intersecting anomalous gold values within the structures in what is believed to be Mississippian Chainman Formation. All holes returned anomalous gold values, but no significant intercepts are reported.

One deep holes was drilled to test stratigraphic relationships in the Red Rock target area based geochemistry, geology and geophysics that suggested similar geological relationships to the known Rain Mine to the north of the project. The hole was drilled to a depth of 2000 feet (609.6 meters). The hole was terminated due to drill capacity restrictions and failed to reach the intended stratigraphic target. Logging of the hole suggested the hole terminated above the projected Devil’s Gate-Webb contact zone. Anomalous gold was reported down hole and the Corporation believes that extension of this hole may suggest a gold bearing system still remains at depth.

Five holes where drilled in the “Resource Area” for a total footage of 4,480 feet (1,365.4 meters). The program tested mapped northerly trending structures and the intersection of these structures with the intrusive-sediment contact that is known to host gold mineralization. The following table summarizes the significant results of these holes:

Hole Number	Azimuth	Dip	From (ft)	To (ft)	Width (ft)	Grade (opt Au)
PC-07-16	090[o]	-60[o]	420	540	120	0.064
Incl			505	510	5	0.293

PC-07-19	070[o]	-55[o]	365	505	140	0.075
Incl			405	435	30	0.277

PC-07-20	070[o]	-55[o]	415	570	155	0.039
Incl			430	510	80	0.064

PC-07-21	090[o]	-60[o]	95	150	55	0.042
Incl			125	145	20	0.089

Mineral Resource and Mineral Reserve Estimates

According to the Russell Report, a total of 175 drill holes, totalling 95,511 feet have been drilled on the Pony Creek/Elliott Dome Property to date, with results known from all but seven of the holes. Of those 167 drill holes, for which information is available, 88 drill holes (50.3%) have gold intercepts of at least 5.0 feet grading 0.010 ounces of gold per ton.

The primary goal of most of the previous exploration programs on the Pony Creek/Elliott Dome Property was to develop an open pit gold deposit. As a result, 92.5% of the gold intercepts at a cut-off grade of 0.015 ounces of gold per ton are within 500 feet of the surface.

According to the Russell Report, the Indicated Resource estimate was prepared by Newmont relatively early on in their drilling program. The Inferred Resource estimates were based on 151 drill holes drilled within the area of resource potential, an area roughly 2.4 miles long by 2,000 feet wide on the southern end and 4,800 feet wide on the northern end, centrally located within the Pony Creek/Elliott Dome Property.

In September 2003, Mill City completed a technical report on the Pony Creek/Elliott Dome Property that included details of a proposed new drilling program. According to the Russell Report, the September 2003 report concluded that continued evaluation of the shallow, known gold mineralization on the property was warranted, as well as the further exploration for deeper, higher-grade gold mineralization. The report also recommended and outlined a two-phase drilling program totaling 20,000 feet at an estimated cost of $481,000. The Corporation believes that the recommended drilling program has an excellent chance of discovering a significant, commercial gold deposit on the Pony Creek/Elliott Dome Property, and, ultimately, has excellent potential for development as an open pit gold deposit.

DIXIE LAKE PROPERTY

The following information is derived from the "Independent Technical Report on the Dixie Lake Project, Red Lake, Ontario for Grandview Gold Inc." prepared by SRK Consulting and dated January 13, 2006 (the "SRK Report"), which was prepared, in accordance with the requirements of NI-43-101. A complete copy of the SRK Report, portions of which are quoted verbatim or paraphrased herein, is available for inspection upon request from the Corporation's head office, as well as on the SEDAR website (www.sedar.com). The SRK Report was authored by Christopher Lee, M.Sc., P. Geo and he is a "qualified person" and "independent" to the Corporation as those terms are defined in NI 43-101. All references to tables and figures in this section are to the tables and figures accompanying the SRK Report, which have been reproduced herein.

Property Description and Location

The Dixie Lake property is located in the Red Lake Mining Camp of northwestern Ontario and is centered at coordinates N50 degrees 51 minutes and W93 degrees 36 minutes. The site appears on NTS map sheet 52K/13. The town of Red Lake, Ontario is located 24 kilometres northwest of the property.

The Dixie Lake property comprises approximately 1,793 hectares in 50 claims. The property has not been legally surveyed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Dixie Lake property is via Tyzyk’s Road and former logging roads, which connect to Highway 105 at coordinates: 457264E, 5638306N (UTM Zone15, Datum:WGS84). The claims are crossed by several logging roads and roads built to Service mineral exploration work. Drill access to the hanging wall of the zone must Cross Dixie Creek –a~15 meter wide stream with year-round flow and limited ice thicknesses in winter. A new bridge was permitted by the Ministry of Fisheries and Oceans and constructed in Spring 2005 to replace an old collapsed bridge over Dixie Creek. This bridge provides access to the 88-04 zone hanging wall, eliminating the need for helicopter support on drill moves.

Red Lake, Ontario, is an historic gold mining center with a population of about 5,000. The district has produced more than 21 M oz of gold to date, from four principal mines, two of which are still in operation, with more than 6M oz of combined gold reserves (Placer Dome’s Campbell Mine, and Goldcorp’s Red Lake Mine). Gold mining and Seasonal tourism activity provide a stable economic base and the town offers all Necessary facilities in support of mineral exploration efforts. Supplies and experienced Field personnel are available. Hydroelectric power lines pass about 1 kilometer north of the property.

The prevailing climate is typically mid-continental: summers are warm, with frequent rain showers and thunderstorms winters are severe, cold and snowy. The Dixie Lake property is partially forested with mature and second growth spruce, poplar, birch and jack pine, and the remainder exhibits the burned remnants of a former wildfire. The regional topography features low rolling hills with a myriad of small lakes, ponds and sloughs. On the property, the terrain is gently sloping and the few streams, including Dixie Creek, have mature, meandering courses. Bedrock occurrences are scarce on the property and, where observed, they are typically glacially polished. In aid of prospecting activities, overburden has been stripped from some areas of the claims (Figure 4-2), apparently by using hand tools and high pressure pump techniques.

History

Fingler and Middleton (2003, pp12–13) provide a very detailed account of historical exploration work conducted on the Dixie Lake property. They documented 116 diamond drill holes, by various operators, with total length in excess of 13,046 meters, as well as geological mapping, airborne- and ground-based geophysical surveys, and geochemical surveys. The large amount of historical activity in the area has defined a commensurate number of targets and target areas. Due to the scarcity of outcrop in the area, most of these targets have been interpreted from geophysics, including airborne magnetic and electromagnetic surveys, ground magnetics, VLF-EM, horizontal loop/Max-Min EM and IP. Anomalies and conductors from these surveys predominantly co-incide with iron formation, graphitic argillites, and sulphide-bearing (pyrite and/or pyrrhotite) argillite, or mafic volcanic rocks.

The 88-04 zone discovery drill hole was targeted on a strong Max-Min (HLEM) conductor, which is also characterized by a northwest trending linear magnetic anomaly, a VLF-EM conductor, and strong chargeability and elevated resistivity in Time Domain Induced Polarization surveys.

The two most significant drilling campaigns on the property were conducted by Teck (1989-90) and Alberta Star/Fronteer Joint Venture (2003-04). Both programs focused on the 88-04 zone as their primary target. The Teck campaign concentrated on delineating the strike extents of the 88-04 zone to about 200 m depth, and identified a relatively enriched portion of the zone in its southeastern part. Canadian Golden Dragon drilled 10 holes in to the 88-04 zone, in 1996-97, further confirming the Presence of relatively high grade material, locally, in the southeastern part, but effectively closed off the zone to the southeast. Using oriented core measurements, the Alberta Star/Fronteer Joint Venture were able to prove a direct relationship between the plunge of the stretching lineation within the 88-04 zone and enhanced Mineralization within the previously identified southeastern zone. Targeting from this predictive approach, allowed the Alberta Star/Fronteer JV to extended the mineralized ‘shoot’ to a depth of approximately 400 meters. Teck Explorations Ltd. produced the only published resource estimate for the Dixie Lake property (Janzen, 1989).They calculated a polygonal estimate of 417,000 tons grading 0.126 ounces of gold per ton (378,296 metric tones @ 4.3g/tAu) for the 88- 04 zone, which was subsequently modified with additional drill information to an "optimistic possible tonnage" of 1.1 million short tons grading 0.10oz/tonAu. The estimate used standard methodologies for the time, but does not meet current standards as defined by the CIMM and NI43-101 (see Section 16 for additional details).

The target objective of the Alberta Star/Fronteer JV was to upgrade this resource by defining the controls on the distribution of the higher grade intercepts within the zone. Despite their successful determination of the dominant plunge direction of the high grade material, the abundance of low grade material within this shoot significantly impeded their attempts to demonstrate continuity of the higher grades. A structural model was proposed, where in the mineralization was interpreted to be folded and transposed into the dominant penetrative foliation, which actually transects the 88-04 zone. Such a model implies that the mineralization occupies a series of stacked lenses within the 88-04 zone, rather than continuous, down-plunge, shoots. Given the abundance of low grade material surrounding the lenses, and the apparent geometrical complexity of the mineralization, Alberta Star opted out of further work on the property and backed out of their JV with Fronteer.

Geological Setting

Regional Geology

The Dixie Lake Property lies within the Red Lake greenstone belt of the Uchi Sub province of the Archean Superior Province of the Canadian Shield. Publications by Mary Sanborn-Barrie and co-workers (2001; 2004), at the Geological Survey of Canada, provide the most recent and comprehensive geological descriptions of the belt, and are briefly summarized here. The rocks of the Red Lake belt record a protracted (ca. 300Ma) history of episodic magmatism, sedimentation and tectono-thermal activity (Sanborn-Barrie, et al., 2001). Greenstone belt assemblages have been sub-divided into seven distinct units Comprising tholeiitic and calc-alkaline basalts, komatiite, intermediate through felsic tuffs and flows, inter layered or disconformable with quart-magnetite iron formation, fine to coarse grained clastic rocks and polymictic conglomerates.

Local Geology

The Dixie Lake property lies southeast of the main Red Lake gold mining camp in a "...broadly east-west trending belt of mafic to felsic meta-volcanics and associated metasediments, which are in folded between a series of granitic batholiths"(Fingler and Middleton, 2003, p. 16). Fingler and Middleton’s (2003) discussion was largely based on Ontario Geological Survey Open File Report 5904. Confederation Assemblage calc-alkaline mafic to intermediate volcanic rocks, including pillowed flows and intermediate of felsic pyroclastic members, have been metamorphosed to amphibolite grade. Meta-sedimentary members include wacke, siltstone, conglomerate and magnetite iron formation. Crystalline rocks in the northern part of the Dixie Lake area include various granites, quartz monzonites and granodiorites; those in the South part of the area consist of tonalite and possibly quartz diorite.

Property Geology

The following geological description is quoted directly from the 2006 Assessment Report filed by Grandview Gold (Hughes, 2006).

A lack of exposure hampers any comprehensive presentation of the geology of the Dixie Lake property. Most of the information that has been used for interpretation is based on very limited regional scale mapping by government workers, geophysical extrapolation and reviews of the data from drilling.

It is generally agreed that the property is underlain by mainly Confederation Assemblage calc-alkaline mafic to felsic volcanic sequences at the western limit of the Confederation greenstone belt. Marine sediments and pyroclastic deposits appear to be more extensive in the North and eastern portions of the property, though again, hard information is lacking. These deposits include a number of intercalated iron formation units.

Overall, the volcanic suite appears to be lithologically quite variable, this conclusion, based more from drilling than mapping. Gabbros, mafic flows, pillow lavas, and related volcaniclastic rocks are intercalated with felsic volcanic flows, pyroclastic and volcaniclastic rocks and iron formation, wacke, siltstone and argillite. Some gabbros represent high level intrusions or basal flows. Arguably, this holds true for relict pyroxenite and amphibolite units noted in drilling and rarely, in outcrops.

Relatively small felsic-intermediate intrusive rocks are quite common, though again they are poorly documented. Small plugs are known to underlie portions of the Dixie Lake property, including the largest known, one immediately to the East of the known gold occurrences, appearing as an elliptic feature on magnetic maps.

Interpretation of the sequence on and around the main mineralised zones is thus based on magnetic and to a slightly lesser extent on drill data, with a minor component also from IP surveys. The property is essentially dominated by a relatively high magnetic signature sequence of folded mafic to intermediate volcanic units with the aforementioned intercalated lithotypes. This sequence underlies the central portion of the Dixie Lake property, with northern and southern flanking assemblages apparently more intermediate in nature with a higher component of felsic-intermediate felsic volcanic rocks and interbedded volcaniclastic rocks, silts, iron formations (silicate, oxide and sulphide have been recorded from past drilling), and minor argillites.

Despite the high number of drill holes completed on the property and several geophysical surveys, there appears to be lacking a clear differentiation of the relative high magnetic signatures within different lithologies. An examination of more recent drilling, coupled with the findings from the fall programme herein presented, suggest that at least for the mineralised central mafic volcanic sequence, on and around the 88-4 Zone, (see below), there is a clear stratigraphic sequence of:

Basal mafic volcanic flows and high level sub-volcanic intrusions, including gabbro, sparse amphibolite with rare relict pyroxenitic gabbro noted. These were originally relatively homogeneous and deposited likely in a shallow marine setting. Interflow sediments are common, but thin, silt-argillitic or iron formation in nature.

Slightly higher in the section, (tops were in general consistently down-hole when drilling on the 88-4 zone and to the West, thus, the majority of drilling directed south-west and South has intersected an overturned sequence), increasing volumes of silt-argillite that in some locales have been intruded, with peperitic textures noted within the high level mafic volcanic units. In zones exhibiting lower strain, there is clear evidence that a significant portion of this sequence contains pillow lavas and minor fragmental pillow lavas and sparse pillow breccias.

Mineralised horizons are typically cherty, silicified tuffaceous volcaniclastic rocks or iron formations with variable, multi-phase quartz vein content. Sedimentary sequences are predominantly silt-argillites that may form a significant component of a mineralised intersection. The youngest sequence around the centre of the Dixie Lake claims is a quite homogeneous set of intermediate to mafic volcanic flows (including rare pillows), and minor associated volcanic derived sediments.

"The association of mafic flows, intrusions and intercalated sediments suggests that the Sequence in what is now the centre of the Dixie Lake claims, was formed in a shallow Marine setting relatively close to active venting, with probably several pre-existing Anoxic basins subsequently modified by this activity. Mineralization was at least in part syn-genetic, this including pyrrhotite, pyrite, sphalerite and chalcopyrite. The provenance of arsenopyrite remains unclear.

"The Fall 2005 and recent past drilling, farther West and East established a similar Stratigraphy but with a significantly higher component off elsic (pyroclastic) volcanism deposited in marine conditions also. Basin development is characterized by relatively thin silt-argillite and commonly iron formation development. The volcanic facies suggests quiescent depositional conditions with ‘low key’ modification of sedimentary sequences by volcanic ingress.

"Without the benefit of extensive study of pre-existing drill core, it is suggested that a significant portion of the felsic volcanics previously logged as ‘intrusive’ (dykes mainly), could be thin volcaniclastic and pyroclastic lenses. These would display some textural characteristics similar to thin dykes. Mafic volcanic intrusions are abundant, and range from lamprophyre, to gabbro/diorite (high level apophyses injected into and disrupting the stratigraphy). Lamprophyres appear to be a common feature, though their deformed habit, thin nature and the prevalent biotite alteration in the area suggests some have been mis-interpreted. "Comments on alteration a re-restricted to the area drilled this fall. The predominant Alteration is biotite that over prints to varying degrees, an amphibolite grade Metamorphism that had undergone minor erratic diapthoresis prior to biotite alteration. "Sericite post-dates the above and is prevalent within intermediate-felsic volcanic units, with minor ‘lateral’ and ‘vertical’ overlap into highly altered mafic volcanic flows and cherty tuffaceous sediments. "Carbonate alteration is two-fold, an early calcite-quartz+/-Fe-calcite over printed by calcite+/-quartz. Both types are essentially pre-kinematic, with the second phase in part late to occasionally post-kinematic. True ankerite and ferroan dolomite is uncommon, with some intersections in the 88-04 zone hosting a small percentage of these (pre-kinematic veins).

Silification is in part remobilized quartz veining (on and around 88-04) and possibly also related to silica gel from chert deposition. Quartz flooding is relatively uncommon and past logging of mineralized zones has overstated the intensity of silicification. "Other significant alteration includes epidote in more distal settings (typical for gold camps), and aluminosilicates. The author (Toby Hughes) and T. Pryslak have noted such alteration which has not been previously documented. Thus its extent is unknown, but likely more prevalent than previously considered.

"The structural geology of the property requires re-interpretation. Whilst the overall geometry of the folded sequence is not a subject for debate, the geometries arising from the successive deformational episodes are worthy of additional comment.

"The overall geometry and deformation described by Lee, 2004, clearly describes and illustrates the effects of an interference pattern folding produced by two major events. Resultant fabrics are a nearly northeast trending S1 overprinted by a northwest S2. In drill core, this is manifest as transposition of S0 into a dominant main fabric, S2 . S1 is preserved only as isoclinal features and in meter-scale more open fold sets in low strain zones. The major effect of the D2/S2 event in terms of mineralization is the formation of what several authors consider to be a property scale, if not regional scale west northwest trending high strain zone with a significant shear component. This feature is understood to host the 88-04 Zone and possibly, the Main, North and C zones.

"A re-examination over the winter is planned for the structural geology. At this stage, the following points and observations are made as they pertain to the 88-04 Zone and any western extension:

  The area of highest strain is located either within the 88-04 Zone itself, or in the Hanging wall (younger stratigraphy). The footwall displays much lower strain.

  Within the mineralized 88-04 Zone, there clearly are sub-sectors with negligible or apparent negligible to low strain that host if not appreciable gold, significant sulphides and/or veining.

  Despite the efforts of some to undertake detailed structural examination of the drill core, it is clear that the effects of second and third order folding on stratigraphy have not been fully addressed. This phenomenon compounds any complex spatial and genetic relationship between shearing, s.s., and mineralization.

  Strain heterogeneity within the 88-04 Zone could be a reflection simply of original basin stratigraphy and in particular, sediment (argillite or iron formation) thickness. Arguably, a case in point is around the original 88-04 drill hole, where appreciable thicknesses of argillite do not necessarily correspond to concomitant increases in either mineralization or alteration.

  Any postulated high grade ore shoots within, for example, the 88-04 Zone, may reflect the partial preservation of high concentrations of pre-existing quartz veining, chert sediments or proximity to a vent source.

Previous Drilling by the Corporation

In 2005, the Corporation completed a 16-hole core drilling program on its Dixie Lake Gold Property in Red Lake, Ontario. The Dixie Lake property is located 25 kilometers south of Goldcorp Inc’s Red Lake and Campbell gold mines. Core hole DL0509 intersected 4.0 gpt Au over 7.0m, including an interval of 9.53 gpt Au over 0.90m, and 3.32gpt Au over 1.90m.

Twelve of the sixteen drill holes were designed to test the lateral and vertical extensions to the 88-04 Zone, mostly to the West of the principal "mineralization shoot" of previous drill programs. Two holes (DL0502 and DL0516) tested a parallel magnetic anomaly, co-incident with an elevated Mobile Metal Ion (MMI) Au response ratio. An entirely new area defined by a high MMI Au response ratio in the East of the property was also tested by two holes (DL0503 and DL0504). Holes DL0505 and DL0510 were drilled in the original 88-04 Zone shoot. They returned values of 1.47 gpt Au over 5.95m and 1.66 gpt Au over 8.50m. These holes are drilled on the 88-04 Zone shoot and are shallow intersections into the zone. This zone remains open at depth and down plunge to the west.

Certain areas within the shoot also require additional infill drilling. A new shoot of mineralization, the "GVX shoot" was intersected in four holes from the 2005 campaign brings together continuity with five historical holes. The "GVX shoot" now has 9 holes intersecting the horizon, which grade from 0.70 gpt Au over 1.5 m to 5.85 gpt Au over 4.5 m and 10.1 gpt over 1.1m. Grandview holes DL0506, 08, 09 and 11 intersected this shoot, and encouraging mineralization, as seen in the table above. Historical holes in this zone include DL8920, 22, 29, 39 and DL0309. Hole DL0512 and DL0513 tested the 88-04 Zone horizon between the 88-04 Zone shoot and the GVX shoot. Both holes intersected gold mineralization in the 88-04 Zone horizon and returned results of 1.69 gpt Au over 1.50m in hole DL0512 and 1.56 gpt Au over 1.30m in hole DL0513.

The remaining holes, DL0501, 02, 07, 14, 15 and 16 tested the 88-04 zone west of the "GVX shoot". Hole DL0501 was the western most hole, more then 200m west of the "GVX shoot’. An intersection of 1.22 gpt Au over 1.40 m was returned in the 88-04 zone. Hole DL0515 returned no significant assays, and was drilled approximately 150m west of the "GVX shoot". Holes DL0507 and DL0514 return results of 1.38 gpt Au over 2.30m and 0.56 gpt Au over 1.75m, respectively. These holes tested 100m gap in drilling and show the continuity of the 88-04 zone. Holes DL0501, 02 and 16 tested the far west extension of the 88-04 zone where it swings to the north. Holes DL0502 and DL0516 are more then 400m away from the 88-04 shoot and returned encouraging results of 1.00 gpt Au over 0.50m and 1.27 gpt Au over 2.00m respectively. Hole DL0502 returned a second zone of mineralization more then 200m down hole from the first zone, which returned 0.53 gpt Au over 1.0m. Hole RL0501 was drilled approximately 50m west of hole DL0515, and 200m west of the "GVX shoot", where it returned 1.22gpt Au over 1.40m

Holes DL0503 and DL0504 tested a high MMI Au response ratio, more then 800m east of the 88-04 Zone.

These are the first two holes in the vicinity and returned extremely encouraging results for a first phase program on a grass roots target of 3.32 gpt Au over 1.90m in hole DL0503 including a higher grade section running 6.73 gpt Au over 0.50m. In hole DL0504, encouraging values of 0.98 gpt Au over 0.50m were returned. It should be understood that these holes were not ideally situated, and topography and a creek crossing made drill set up less then ideal. Even with these technical challenges, these two holes are considered a great success and additional holes were planned for the next drill program, slated for early 2006

Results from the 2005 drill program point to two high priority targets. The newly identified "GVX shoot" is open to depth and should be followed up down-plunge. The identification of this second shoot to the 88-04 zone also leads to the potential of discovering further high grade shoots in the 88-04 system. A second high priority target that was developed from the results of the 2005 drilling is the strike extension of the anomalous Au mineralization encountered in hole DL0503 and DL0504. Further, the far west holes DL0501, DL0502 and DL0516 all point to the mineralization of the 88-04 zone continuing to the west, and leave open the potential for additional higher grade shoots west of the "GVX shoot".

While the grades encountered in these zones are moderate, relative to typical operating underground mines in comparable environments, the widths can be quite large, and local high grade occurrences and proximity to Goldcorp’s Campbell Mine and Red Lake Mine existing infrastructure make this project economically interesting.

The "88-04" zone is a silicified and sulphidized sedimentary rock occurring within a sequence of mafic volcanic rocks. Silica-carbonate alteration occurs as replacement style alteration and in quartz-calcite veins. Pyrrhotite is the most dominant sulphide followed by pyrite, arsenopyrite, chalcopyrite and sphalerite. Visible gold is not uncommon, and is commonly associated with strong pyrrhotite and weak pyrite-arsenopyrite mineralization, as well as in quartz only veins. Previous work has identified the presence of gold-silver and lead tellurides, locally encapsulated in arsenopyrite. Native gold occurs as free gold crystals up to 50 microns in size.

The Spring 2006 drill programme comprised the completion of 5 NQ drill holes for a total of 1032.7 metres, commencing on 4.4.05 & finished on 18.4.06.

Initial plans called for a larger drill programme, testing extensions to the recently discovered MMI_East zone, plus further drilling on the 88-4 Extension & targets proposed in the winter of 2005-2006 (see Fall Drilling Report). Due to the timing of the programme, & associated difficulties with Spring run-off, targets East of the MMI-East could not be drilled. Access across Dixie Creek to the other targets was hampered by ground conditions at & close to the only bridge crossing, & it was concluded that for environmental reasons, the drilling should be suspended until a later date.

Recent Work by the Corporation

The Corporation completed two drilling campaigns between the summer of 2007 and the end of the winter 2008 on the Dixie Lake property. The summer program included 18 diamond drill holes (4,563 meters of core) drilled on a number of known zones including the; 88-04 Zone,

Main Zone, South Zone, C-Zone, and the MMI-East Zone. Drilling also made a significant discovery of a new zone of quartz veining with high grade mineralization and abundant visible gold. Based on these results, the Corporation carried out a brief two hole (575 meter) drill program in early January 2008 to follow up on the first pass results.

Previously unrecognized lode gold style mineralization was encountered in the New South (NS) Zone. Excellent grades from this discovery were. Overall, six diamond drill holes were drilled into the NS zone subsequent to the discovery, with four drill holes intersecting mineralization (DC-10-07, DC-15-07, DC-18-07, and DL-08-01R (see chart below). The Corporation is currently evaluating additional drilling to fully constrain the geometry of the lode gold bearing quartz veins.

Hole Number	Azimuth	Dip	From (m)	To (m)	Length (m)	Grade (g/t Au)
DC-10-07	090[o]	-60[o]	181.83	182.30	0.47	163.75
			200.62	203,48	2.86	22.90
Incl			202.12	203.12	1.00	61.97

DC -15-07	070[o]	-55[o]	176.60	182.95	6.35	4.28
Incl			176.60	178.30	1.70	11.30

DC-18-07	070[o]	-55[o]	156.83	158.17	1.34	7.04

DC-08-1R	090[o]	-60[o]	127.60	129.80	2.20	18.26

Drilling of the 88-04 Zone (1.57 g/t Au over 13.13 meters and 2.43 g/t Au over 4.0 meters) indicated the one continues to be open to depth and along strike to the east. Additional results from holes DC-01-07 (9.25 g/t Au and 6.02 g/t over 1 meter widths) and DC-04-07 (3.55 g/t Au over 3.0 meters) are encouraging as they continue to demonstrate the mineralizing potential of the Dixie Lake property.

The Corporation is continuing to evaluate future work plans on the Dixie Lake property.

BONANZA PROPERTY ("BONANZA’)

Property Description and Location

The Corporation currently holds an option to earn a 60% undivided interest in the Bonanza Property. The property consists of 10 unpatented and 2 patented claims, located on Red Lake, approximately 1.5 km north of the town of Red Lake, Ontario. Much of the property area is overlain by Red Lake, with the exception of two claims on Whitehorse Island. Access to the area during summer months is most easily accomplished via boat and in the winter months via ice roads from the town of Red Lake.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The region is covered with a variable layer of poorly documented till & associated fluvioglacial & lacustrine sediments, in the order of 0 to 15 m in thickness. Outcrop percentage overall is less than 1%. On Whitehorse Island, there is negligible outcrop, though a few scattered exposures of Dome Stock intrusive rock have been cursorily mapped by previous workers.

Topographically, the area is characterised as low rolling relief, with moderate drainage on thin to medium thickness glacial & fluvioglacial deposits. Known maximum thicknesses of these on the property are 45 metres. Elevations range from about 350 to 400 metres above sea-level.

Nearly all of the original vegetation has either been logged off or burnt.

Red Lake is located at the terminus of Highway 105, some 175 km North of Kenora, & reached via the Trans Canada Highway. The Municipality of Red Lake is serviced by regular flights from Winnipeg & Thunder Bay, seven days a week.

History

Exploration was conducted in the mid-late 1930’s & to 1948, when drilling intersected visible gold in a quartz veined, strongly silicic granodiorite/granite contact zone separating the Howey Stock from intermediate volcanic rocks of the Ball assemblage. A shaft was sunk & underground development was carried out on 2 levels with minor bulk sampling providing the above mentioned resource.

During this period, further drilling underground & on Red Lake failed to prove up additional grade & tons & significant exploration was not resumed until the 1970’s, when Bonanza Red Lake Explorations drilled additional holes on the Lake to trace previous known mineralised trends, this part of a feasibility study to include consideration of dewatering the shaft.

In 1987-89, Pure Gold Resources & Noramco resumed exploration with a large drill program, effectively replicating old drilling, outlined a 300 metre wide, 125 m deep, 125 metre long mineralised system with a calculated resource of 300,000 tons grading 0.08 oz per ton Au. Other drilling on a smaller scale, returned generally disappointing results as efforts were made to drill deeper targets along strike.

Numerous geophysical surveys have been completed by various operators and that data has been compiled with other relevant data for future use.

Regional Geology

The Bonanza property is located within the Uchi Subprovince of the Archæan Province, northwestern Ontario. The region is typically sub-divided into four major subprovinces, specifically the Uchi which contains the Red Lake & Confederation Lake greenstone belts, the South adjacent, predominantly metasedimentary & igneous intrusive English River Subprovince, & the

North adjacent Berens River Subprovince. The Bonanza property lies within the Red Lake greenstone belt that hosts the world class gold deposits now held by Goldcorp Inc.

In summary, the Uchi Subprovince contains the most significant gold deposits in the entire north-west of Ontario. Five major assemblages, the Confederation dated around 2730-2800 MY, Woman River, Bruce Channel, dated at around 2800-2900 MY, Ball, dated at 2940-2925 MY,& Balmer, considered the oldest of the assemblages at around 2940-2925 MY, comprise the vast majority of the underlying geology.

Mining Operations

The Corporation has not carried out mining operations on the property, but there have been historical operations. The deposit has a historical resource of some 175,000 tons grading 0.2 oz Au above the 375 ft Level (not NI 43-101 compliant). Orlac Red Lake Mines Ltd., (subsequently Sanshaw Mines Ltd.), MacKenzie Red Lake Mines Ltd., & Cable Mines Oils Ltd. conducted drilling & underground work over this period. Caution should be used when evaluating this historical data as it was calculated prior to NI 43-101 coming into force and a qualified person has not done sufficient work to classify the historical data as a current mineral resource within the meaning of NI 43-101.

Exploration and Development

To date, the Corporation has not carried out any exploration or development on the Bonanza Property. A compilation of historical data and a resource modeling program was carried out. The objective of the compilation was an assessment of the drilling on & around the Orlac deposit, with ultimately, targeting areas for additional drilling. There have been previous efforts to understand the geology & geometry of the deposit using non-digital means. Many sections are simply paper plans & whenever possible, drill information was entered into excel format for processing into MapInfo GIS & Gemcom, the latter to provide more accurate information on the geometry of the gold mineralisation & associated alteration.

Throughout the current fiscal year, the Corporation completed a five (5) hole diamond drill program totalling 1,087 meters. The drill program targeted geophysical and structural targets beneath the waters of Red Lake and thus drilling was carried out during the winter months in early 2008m when sufficient ice thickness was present.

Three holes targeted what is believed to be the southwest extension of a structural corridor from the Goldcorp/Premier Gold Bonanza property immediately adjacent to the Corporation's property. The drilling contractor had difficulties reaching bedrock and coring and after several attempts the holes were abandoned. The drill was pulled back to a land based setup and two holes were successfully drilled on the margin of the historic Orlac Deposit. Gold bearing mineralization was encountered in holes BS-08-03 and BS-08-04 in proximity to a granite-volcanoclastic contact zone. The following tables summarizes these results:

Hole Number	From (m)	To (m)	Length (m)	Grade (g/tonne Au)
PC-08-03	295.7	298.7	3.0	2.41
Incl	296.7	297.7	1.0	3.50

PC-08-04	298.4	302.9	4.5	2.03

LOISAN PROPERTY

Property Description and Location

The Corporation currently holds 100% interest in the Loisan Property. The Red Lake area currently hosts two high-grade, world-class gold mines, Goldcorp’s Red Lake Mine and Placer Dome’s Campbell Gold Mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Red Lake area is serviced by paved provincial highway 105 from the Trans Canada highway. The property is covered by relatively thin glacial debris. Much of the claims have waterfront access to Red Lake. A paved road, Sandy Point Road, transects many of the claims. Electric power and telephone lines also cross the property. Several year round homes are located on surface rights of some of the claims.

There are no parks or developments other then several year round homes are located on surface rights of some of the claims. The property can be easily accessed by boat, ski-doo, motor vehicle, or float plane.

The property has a small slope from its maximum elevation down to the shoreline, a drop of up to 15m.

The climate is typical mid-latitude continental. Field operations on most of the property are possible year round.

Mining Operations

The Corporation has not carried out any mining operations on the Loisan Property.

Exploration and Development

To date, the Corporation has not carried out any exploration or development on the Loisan Property.

BISSETT GOLD CAMP CLAIMS

Property Description and Location

The Bissett Gold Camp Claims are located on the Rice Lake greenstone belt, near the Manitoba/Ontario border and approximately 240 kilometres northeast of Winnipeg, and approximately 90 kilometres west of the Corporation’s Loisan Property.

The following table lists the Bissett Gold Camp Claims:

Bissett Cold Camp mining claims and Due Date

		Area
Claim#	Name	(Ha)	Due Date*
MB1696	WILDCAT	36	6/30/2008
MB2121	D-LISH FR	7	4/9/2008
W53272	CUPP 2 FR.	14	8/3/2008
W53561	CUPP 3	8	8/4/2008
W46040	MEL	14	2/2/2026
TOTALS	5 CLAIMS	79

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The area was covered by the most recent continental glaciers, which scoured the property and exposed many rock outcrops throughout the property. The vegetation is predominantly deciduous, with birch, poplar mixed with tamarack, with lesser second or third growth spruce and jack pine.

Access to the Bissett Gold Camp Claims is by car or truck along Provincial Highway 304 and simply parking anywhere along the side of the road. The mining town of Bissett is located less than 10 km from nine of the eleven mining claims.

The weather, climate and seasons should not significantly affect the length of the operating season on this property because the terrain is flat and all-weather-road accessible.

History

The Bissett Gold Camp Claims contain two patented mining claims, namely the Clappelou and Packsack claims. Gold mineralization on the Packsack claim was first discovered and explored in 1919 and subsequently held by Packsack Mines Limited during the period 1934-1937. Significant gold mineralization was discovered; a mining lease was obtained and a shaft was sunk down to the 525-foot level. Additional mine shafts were sunk and gold mineralization was discovered on Claims # W46039 and W46040.

Geological Setting

The Bissett Gold Camp Claims are located in the Rice Lake greenstone belt, a region in southeastern Manitoba known as the Superior Province. The Superior Province is a terrain of large granitic masses separated by greenstone belts, which consists of rocks and volcanic of sedimentary origin. Rice Lake is an Archean lode gold mining area.

Mining Operations

The Corporation has not carried out any mining operations on the Bissett Gold Camp Claims

Exploration and Development

To date, the Corporation has not carried out any exploration or development on the Bissett Gold Camp Claims.

Environmental Considerations

The Corporation is taking the necessary steps to ensure a minimal impact to the local environment as a result of its exploration activities. Added care is taken to ensure no drill cuttings flow into the local watershed and absorbent fibres are used around all motors and working parts to collect any inadvertent drips of petrochemical. All wastes are transported from the site and deposited into a licensed land fill or recycling facility.

GEM PROPERTY

Pursuant to an Option Agreement dated September 30, 2005 between the Corporation and Marum Resources Inc. ("Marum") the Corporation was granted an option to acquire a 50% interest in the Gem Property. To acquire the 50% interest, the Corporation is required to incur a total of $250,000 in exploration expenditures on the Gem Property by September 30, 2007, $125, 000 which must be incurred by September 30, 2006. The Corporation negotiated an extension to the agreement with Marum that extends the earn in period to December 31, 2007 and negates the condition for expenditures in the amount of $125,000 by September 30, 2006. In addition, the exploration work must include a high-resolution aeromagnetic survey with a maximum 50 meter line spacing to be completed by March 31, 2006. The Corporation is also required to file with the Canadian government all assessment work required to keep the Gem Property in good standing. The Corporation negotiated a further extension which moved the December 31, 2007 deadline to December 31, 2008. In consideration for the granting of the extension to December 31, 2008, the Corporation agreed to provide to Marum certain digital information obtained form an airborne geophysical survey completed by the Corporation, which information will be combined with information already held by Marum and the results will be shared with the Corporation. The Gem property is located in the Long Lake – Cat Lake area of south-eastern Manitoba, near the town of Bissett where San Gold Corporation is currently producing gold. Upon the Corporation completing the total of $250,000 in exploration work and filing all the required assessment work, the Corporation will be deemed to have earned a 50% interest in the Gem Property. The Corporation will be the operator of all exploration work on the Gem Property until such time as it earns its 50% interest in the property. After earning a 50% interest in the property, the Corporation and Marum intend to enter into an industry standard joint venture agreement.

Mining Operations

The Corporation has not carried out any mining operations on the Bissett Gold Camp Claims.

Exploration and Development

In the third quarter of fiscal 2006, the Corporation contracted Firefly Aviation to conduct a fixed wing airborne magnetic survey covering the Gem Property. Results have only recently been received and are being integrated with the Corporation model and regional data with the intent to have follow up ground work, including prospecting and mapping, commence early in the second quarter of fiscal 2006.

The Corporation carried out limited geological mapping, prospecting and sampling in the summer of 2007 and has plans to continue grass roots exploration efforts to understand the mineral potential of the belt in the 2008 summer field season.

GVG PROPERTY

In the fall of 2005, the Corporation undertook to stake 20 unpatented mining claims in the Long Lake – Cat Lake area of south-eastern Manitoba, near the town of Bissett where San Gold Corporation is currently producing gold. The property is approximately 3.975 hectares in area, and is believed to cover similar geology that hosts the Red Lake Mine, Campbell Mine, and Madsen Mine, in Red Lake, Ontario, located less then 100 kilometres to the east of the GVG Property.

Mining Operations

The Corporation has not carried out any mining operations on the GVG Property.

Exploration and Development

In the fall of 2005, the Corporation contracted Firefly Aviation to conduct a fixed wing airborne magnetic survey covering the GVG Property. Results have been received and are being integrated with the Corporation model and regional data with the intent to have follow up ground work, including prospecting and mapping, in the future.

The Corporation carried out limited geological mapping, prospecting and sampling in the summer of 2007 and has plans to continue grass roots exploration efforts to understand the mineral potential of the belt in the 2008 summer field season.

ANGELINA PROPERTY

Property Description and Location

The property is located approximately 25 km southeast of the town of Bissett in southeastern Manitoba within an area commonly referred to as the Rice Lake Greenstone Belt. The Rice Lake Greenstone belt accounts for nearly two million ounces of past gold production. Most historical production has come from the Rice Lake Gold Mine (formerly the San Antonio Gold Mine) in Bissett, Manitoba.

History

The area was first staked in 1925 and assigned to Moore Lake Mines in 1927. Several shear zones with gold bearing veins were discovered and several trenches and small pits were sunk along a number of veins. There are reports of economic exploitation, but no historical records are available. Moore Lake Mines reportedly suspended operations in 1934. Little work was carried out in the area for a number of years.

The lease was cancelled in 1975. Hans Steinleitner staked over the property in 1976 and converted the claim into Production Lease 29 in January 1980. In June 1983, the lease was transferred to Evan A. Koblanski and then transferred back to Hans G. Steinleitner in April 1985.

In 1987 Rhino Resources Inc. optioned the property from Hans G. Steinleitner and drilled three holes. From July to August 1988, Rhino Resources Inc. conducted geophysical surveys over portions of the Angelina, and Angela claims. Presumably the option reverted to Hans Steinleitner in or before 1993.

In August 1998 the Two Bits claim was acquired by 3469264 Manitoba Limited. Following the recommendations of the Whittles report for Rhino Resources a sample of rock was collected to determine the feasibility of bringing the “two Bits” vein (on the Angelina claim) into production. A bench milling test conducted by Knelson Concentrators in Langley, B.C. determined the project should move ahead to lab scale tests to confirm the current results and /or move straight into pilot or full scale tests. However, due to lack of funds this did not occur.

W. Kuran staked the Angela and Angelina claims in 2001 and optioned the property to Gossan Resources Limited in 2003. Gossan Resources conducted preliminary geological mapping in 2003 and flew an airborne magnetic and electromagnetic survey in early 2004.

The Corporation acquired 100% interest in the property from McKeena Gold in March 2007.

Geological Setting

Geologically the Angelina Claim Block is comprised of basalts, metasediments, gabbro, pyroclastic tuffs and breccias and feldspathic dykes. This assemblage has been isoclinaly folded and boudinaged, sheared parallel to fold axes, faulted to offset the shear zones and thrust in a south westerly direction. Gold mineralization was found along shear zones striking in a NNW direction and dipping from 50 to 80 degrees to the ENE, containing quartz and carbonate veins and stringers. Historically gold mineralization has been found on six parallel shear zones.

Although higher assays have been recorded in the past, up to 261 g/t in a grab sample, the highest assays found by Gossan Resources included 0.53 oz/t over 3.7m and 0.26oz/t over 7.92m in drill core. Historically a seventh mineralized shear zone was identified at depth in diamond drill hole E-88-03, a zone of 0.3oz/t Au over 6’.

Exploration and Development

In 1987 Rhino Resources Inc drills three holes, TB1, TB2 & TB3, under the vein to intersect the interpreted main break. Logs indicate trace to 0.04 oz/ton gold detected over widths ranging from 1’ to 5.7’ in sheared tuffaceous mafic volcanics. In 1988 Rhino Resources Inc. conducted magnetometer, VLF-EM surveying and an IP/Resistivity survey over portions of the Angelina, and Angela claims. From this surveying Rhino identified a number of drill targets and drilled three holes. A zone containing 0.3oz/t Au over 6’ was intersected in hole E88-03.

Hans Steinleitner started his own drill program in July 1993 and reached 30’ before mechanical failure forced the hole to be stopped. Also, samples were taken from a pit at Rhino Grid reference 900E, 350S (shear zone south of the south break) which returned assays up to 1.35 oz in a 2 3/8lb sample.

Following the recommendations of the Whittles report for Rhino Resources 3469264 Manitoba Ltd. collected samples of “ore material” from the “two Bits” vein (on the Angelina claim) to determine mining feasibility. A bench milling test conducted by Knelson Concentrators in Langley, B.C. determined the project should move ahead to lab scale tests to confirm the current results and /or move straight into pilot or full scale tests. However, due to lack of funds this did not occur.

W. Kuran staked the Angela and Angelina claims in 2001 and optioned the property to Gossan Resources Limited in 2003. Gossan Resources Limited conducted preliminary geological mapping in 2003 and flew an airborne magnetic and electromagnetic survey in early 2004 and drilled ten diamond drill hole to test gold bearing zones that had been previously identified.

Recent Work by the Corporation

In the fall of 2007 a limited 7 diamond drill hole program (1,193 m) was completed on three targeted zones; the Discovery Shear, the Contact Zone and the Beaver Pond Vein.

Four drill holes tested a 350 meter extension of the Discovery Shear zone to the west where surface sampling had encounter grab samples of 15.2 g/t, 16.5 g/t and 10.8 g/t. Visually the shear zone appeared to improve with depth, only two holes returned significant gold values. Best results were from holes AN-07-01 which intersected 2.08 g/t over 0.50 meters at a depth of 77.5 meters, and hole AN-07-04 which intersected 2.13 g/t over 1.50 meters at a drill hole depth of 85.25 meters.

Two diamond drill holes tested a +50 meter thick zone of moderately veined, sericite-ankerite alteration zone north of the Discovery Zone. The best result was in hole AN-07-06 which intersected 1.40 g/t over 1.50 meters at a drill hole depth of 50 meters.

The final hole of the program was designed to test a quartz-ankerite vein at depth previous drilled by Gossan Resources. No significant assays were returned.

BANKSIAN PROPERTY

Property Description and Location

The Banksian Property is located approximately 30 km southeast of the Rice Lake Gold Mine, Bissett, Manitoba (formerly the San Antonio Mine) operated by San Gold Corporation. The Rice Lake Greenstone Belt accounts for nearly two million ounces of past gold production, most coming from the San Antonio Mine. Access to the property from the north is aided by highway #304 and from the south out of Lac de Bonnett via highway #314. Most of the project area is only accessible by traversing and limited tertiary roads.

History

Most historical work in the project area occurred between the late 1950’s and mid 1970’s. There was a pause activity until the mid 1980’s when exploration activity in the area picked up for approximately 5 years. Recent exploration work commenced around 2003 and has stayed relatively quiet to this point.

In March 2007, the Corporation acquired 100% interest in the claims from McKeena Gold who had staked the ground in the prior year. The Corporation flew an airborne geophysical survey over the project area in conjunction with other projects in the Rice Lake Belt in 2006. At this time the Corporation has begun acquiring historical assessment reports and completed a 7 week prospecting program over the area. As of the writing of this document the results of the program have not been compiled. Future exploration work will hinge on any positive results of the compilation program and prospecting results.

Geological Setting

The Rice Lake Belt covers the western extent of the Uchi geologic terrain. In fact, the Rice Lake greenstone belt, in Manitoba, together with the Red Lake, Bee Lake, and Pickle Lake greenstone belts, in Ontario, form the Uchi subprovince.

The Uchi terrain consists mainly of volcanic rocks that formed in an ancient ocean as well as intrusive and sedimentary rocks. These rocks are home to the important Balmer formation, which is the host to the world class gold deposits discovered at Red Lake 80 km to the east and further east at the Pickle Lake Gold Camp.

Rocks in the Rice Lake Gold Belt are similar in age to those at Red Lake. Gold mineralization is present in both older rocks in the northern part of the Belt and younger rocks in the southern part of the belt. The San Antonio mine, which has contributed over 80% of the gold production from the belt to date, is hosted in the younger southern package of rocks. Limited production has been obtained from deposits in the northern part of the Belt.

Recent Work by the Corporation

In the fall of 2005, the Corporation contracted Firefly Aviation to conduct a fixed wing airborne magnetic survey covering the Banksian Property. Results have been received and are being integrated with the Corporation's model and regional data with the intent to have follow up ground work, including prospecting and mapping, in the future.

The Corporation carried out limited geological mapping, prospecting and sampling in the summer of 2007 and has plans to continue grass roots exploration efforts to understand the mineral potential of the belt in the 2008 summer field season.

ITEM 4:	DIVIDENDS

4.1	Dividend Policy

The Corporation has neither declared nor paid any dividends on its common shares. The Corporation intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future. The actual timing, payment and amount of any dividends declared and paid by the Corporation will be determined by and at the sole discretion of the board of directors of the Corporation from time to time based upon, among other factors, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and exploration and such other considerations as the board of directors in its discretion may consider or deem relevant. At this time, the Corporation anticipates that payment of dividends would only be possible in the event it successfully brings one of its mining properties into commercial production.

ITEM 5:	DESCRIPTION OF CAPITAL STRUCTURE

5.1	General Description of Capital Structure

The Corporation is authorized to issue an unlimited number of common shares, of which 36,288,765 were issued and outstanding as at the date of this AIF. Holders of common shares are entitled to receive notice of any meeting of shareholders of the Corporation, and to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive dividends, if any, on a pro rata basis, such dividends, as and when declared by the Corporation's board of directors in its discretion (please see "Dividend Policy" above). Upon the liquidation, dissolution or winding up of the Corporation, holders of common shares are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attending to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive subscription, redemption or conversion rights.

The Corporation is also authorised to issue an unlimited number of special preference voting shares (the "Preference Shares") of which there are none outstanding as of the date of this AIF. The Preference Shares have no par value have been designated as redeemable, voting, and non-participating. No dividends are to be declared, set aside or paid on the Preference Shares. In the event of the liquidation of the Corporation or other distribution of assets or property of the Corporation among shareholders for the purpose of winding-up its affairs the holders of the Preference Shares shall be entitled to receive from the assets and property of the Corporation a sum equivalent to the aggregate paid up capital of the Preference Shares held by them respectively before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preference Shares. After payment to them as above provided the holders of the Preference Shares shall not be entitled to share in the property of the Corporation. The Corporation may not redeem the Preference Shares or any of them prior to the expiration of five years from the respective date of issuance thereof, without prior consent of the holders of the Preference Shares to be redeemed. The Corporation shall redeem the then outstanding Preference Shares five years from the respective dates of issue of the Preference Shares. In the case of a redemption of the Preference Shares, the Corporation shall at least thirty (30) days prior to the date specified for redemption mail to each person who at the date of the mailing is a registered holder of Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Preference shares. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Preference Shares to be redeemed the redemption price thereof on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates representing the Preference Shares called for redemption. From and after the date specified for redemption in any such notice the holders thereof shall not be entitled to exercise any of the rights of Preference Share holders in respect thereof unless payment of the redemption price shall not be made on presentation of certificates in accordance with the foregoing, in which case the rights of the Preference Share holders shall remain unaffected. The Corporation may at any time or times purchase for cancellation all or any part of the Preference Shares outstanding from time to time from the holders thereof, at a price not exceeding the paid up capital thereof, with the consent of the holders thereof. The holders of Preference Shares shall be entitled to receive notice of and attend all meetings of shareholders of the Corporation and shall have one (1) vote for each Preference Share held at all meetings of the shareholders of the Corporation. No holder shall sell, assign, transfer, or otherwise dispose of any Preference Share or Preference Shares without prior approval of the board of directors of the Corporation and prior approval of the Ontario Securities Commission. For each five (5) Preference Shares held the holder may at his or her option convert such five (5) Preference Shares into one (1) Share but in no event shall the total number of Shares issued on the conversion of Preference Shares exceed 100,000 Shares in the aggregate.

5.2	Constraint

This is not applicable.

5.3	Ratings

This is not applicable.

ITEM 6:	MARKET FOR SECURITIES

6.1	Trading Price and Volume

The common shares of the Corporation are currently listed for trading on the TSX under the trading symbol "GVX". Prior to April, 2006, the common shares of the Corporation were listed and posted for trading the CNQ. The following chart lists the price ranges and volumes traded for such shares on the TSX for each month during the 12 month period ended May 31, 2008:

Month	High	Low	Close	Volume
May, 2008	0.30	0.23	0.28	1,711,687
April, 2008	0.39	0.275	0.305	1,349,733
March, 2008	0.50	0.355	0.36	1,076,440
February, 2008	0.51	0.43	0.50	982,999
January, 2008	0.63	0.45	0.495	792,805
December, 2008	0.70	0.47	0.63	2,128,340
November, 2007	0.98	0.51	0.60	2,227,125
October, 2007	0.94	0.65	0.86	3,753,030
September, 2007	1.40	0.275	0.68	5,098,194
August, 2007	0.47	0.38	0.35	245,500
July, 2007	0.53	0.40	0.405	195,816
June, 2007	0.49	0.40	0.49	654,243

6.2	Prior Sales

This is not applicable

ITEM 7:	ESCROWED SECURITIES

This is not applicable.

ITEM 8:	DIRECTORS AND OFFICERS

8.1	Names, Addresses, Occupation and Security Holdings

The following table and the notes thereto set out the name and municipality of residence of each director and executive officer of the Corporation, their current position and office with the Corporation, their present principal occupation or employment, the date on which they were first elected or appointed a director or officer of the Corporation, the approximate number of common shares of the Corporation beneficially owned directly or indirectly or over which they exercise control or direction as at the date of this AIF, and the percentage of the total issued and outstanding common shares of the Corporation represented by such shares:

Name, Current Position(s) with the Corporation and Municipality of Residence	Principal Occupation(s) During Last Five (5) Years If Different from Office Held	Director / Officer Since	No. and percentage of Shares beneficially owned, or controlled or directed, directly or indirectly as at the date of this AIF(1)
Paul Sarjeant(2) Director and Chief Executive Officer Burlington, Ontario	From 1999 until November, 2006
operated a securities business
focused on strategic planning and
investment analysis. Since his
appointment, Mr. Sarjeant's full time
employment has been with the
	Corporation.	November 2006	Nil
D. Richard Brown(3)(4)(5) Director Toronto, Ontario	Partner at Osprey Capital Partners	March 2004	5,000/0.014%
Ian S. Grant(4)(5)(6)(7) Director Toronto, Ontario	Financier and Principal of SeaBiscuit Capital Corporation	March 2004 – May 2008	126,000/0.35%
Michael Hitch(5)(8) Chairman and Director Vancouver, British Columbia	Professor , Norman B. Keevil Institute of Mining Engineering, University of British Columbia	November 2005	Nil
Peter Born(4) Director Ottawa, Ontario	Ph.D., professional registered geologist (ON) and President of 1727856 Ontario Ltd.	June 2007	Nil
Harold Wolkin (4)(5)	Prior to 2008 served as Managing Director, Investment and Corporate Banking, BMO Capital Markets and currently serves as President and CEO of Princeville Capital Corp. From 2000-2005 served as CEO of	April 2008	40,000/0.11%
Ken Hight	ITG Canada, from 2005 – 2008 served as CEO of ETrade Canada, and concurrently EVP, E Trade Financial New York, currently, CEO Liquidnet Canada	May 2008	Nil
Ernest Cleave (9) Chief Financial Officer Richmond Hill, Ontario	Consultant	November 2005	Nil
R. Ian Mitchell Corporate Secretary Toronto, Ontario	Corporate lawyer. Associate at WeirFoulds LLP, a full-service downtown Toronto law firm and corporate and securities counsel to the Corporation.	November 2005	Nil

Note(s):

(1)

The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers individually.

(2)

Paul Sarjeant holds options to purchase up to a total of 1,100,000 common shares of the Corporation, 500,000 of which are exercisable at the price of $1.00 per common share expiring on October 31, 2011, with the remaining 600,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012. These options were granted to Mr. Sarjeant under the Corporation's 2004 Stock Option Plan.

(3)

D Richard Brown holds options to purchase up to a total of 550,000 common shares of the Corporation, 150,000 of which are exercisable at the price of $1.00 per common share expiring on October 1, 2009, 200,000 of which are exercisable at the price of $1.80 per common share expiring on April 3, 2011, with the remaining 200,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2008. These options were granted to Mr. Brown under the Corporation's 2004 Stock Option Plan.

(4)	Member of the Audit Committee of the Board of Directors. The members of the Audit Committee are D. Richard Brown, Harold Wolkin and Peter Born.

(5)	Member of the Compensation Committee of the Board of Directors. The members of the Compensation Committee are D. Richard Brown, Harold Wolkin and Michael Hitch.

(6)

Ian S. Grant holds options to purchase up to a total of 375,000 common shares of the Corporation, 75,000 of which are exercisable at the price of $1.00 per common share expiring on October 1, 2009, 150,000 of which are exercisable at the price of $1.80 per common share expiring on April 3, 2011 and the remaining 150,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012. These options were granted to Mr. Grant under the Corporation's 2004 Stock Option Plan.

(7)

Of these, Ian S. Grant holds 13,000 common shares directly, 83,000 common shares are held indirectly through Ian S. Grant Holdings, a company wholly- owned by Mr. Grant and for which he serves as the sole officer and director, and the remaining 30,000 common shares are held indirectly through an RRSP account.

(8)

Michael Hitch holds options to purchase up to a total of 475,000 common shares of the Corporation, 150,000 of which are exercisable at the price of $1.25 per common share expiring on January 6, 2011, 100,000 of which are exercisable at the price of $1.80 per common share expiring on April 3, 2011 and the remaining 225,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012.. These options were granted to Mr. Hitch under the Corporation's 2004 Stock Option Plan.

(9)

Ernest Cleave holds options to purchase up to a total of 250,000 common shares of the Corporation which are exercisable at the price of $0.68 per common share expiring on September 27, 2012. These options were granted to Mr. Cleave under the Corporation's 2004 Stock Option Plan.

The directors of the Corporation are elected by the shareholders at each annual general meeting and serve until the next annual general meeting, or until their successors are duly elected or appointed. Officers of the Corporation are appointed by the board of directors.

As of the date of this AIF, approximately 131,000 common shares of the Corporation were beneficially owned, directly or indirectly, by the current directors and officers of the Corporation as a group representing approximately 0.36% of the issued and outstanding common shares of the Corporation on a non-diluted basis.

8.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, to the best knowledge of the Corporation, no director or officer or principal shareholder of the Corporation is, as at the date hereof or has been within the last ten years prior to the date hereof, (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the director or officer of the Corporation was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

To the knowledge of the Corporation, no director or executive officer of the Corporation, (a) has been subject to any penalties or sanctions imposed by a court relating to securities or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.3	Conflicts of Interest

Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time.

ITEM 9:	PROMOTERS

9.1	Promoters

Not Applicable.

ITEM 10:	LEGAL PROCEEDINGS

10.1	Legal Proceedings

There are no legal proceedings involving the Corporation or its properties as of the date of this AIF and the Corporation knows of no such proceedings currently contemplated.

ITEM 11:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

11.1	Interest of Management and Others in Material Transactions

Except as disclosed below or elsewhere in this AIF the Corporation is not aware of any material interest direct or indirect in which management, insiders or significant shareholders also have an interest.

Services Agreement

The Corporation entered into a consulting services agreement (the " Services Agreement") with Paul Sarjeant and his duly registered sole proprietorship whereby Mr. Sarjeant agreed to serve as the Corporation's Chief Executive Officer. Under the terms of the Services Agreement, the Corporation agreed to pay Mr. Sarjeant CDN $12,500 per month in exchange for management, leadership and strategic business development services. The Services Agreement had a three year term ending October 27, 2009.

Consulting Services Agreement

The Corporation entered into a consulting services agreement (the "Consulting Services Agreement") with Michael Hitch whereby Mr. Hitch agreed to serve as the Corporation's Chief Executive Officer. Under the terms of the Consulting services Agreement, the Corporation agreed to pay Mr. Hitch CDN $6,250 per month in exchange for management, leadership and strategic business development services. The Consulting Services Agreement had a three month term ending September 12, 2006. Although Mr. Hitch is no longer serving as Chief Executive Officer, he continues to provide consulting services to the Corporation and the contract has been extended to December 31, 2007, with a further option for renewal until December 31, 2008. The Consulting Agreement was renewed in December 2007 for a further one year term but the payments under the Consulting Contract were reduced to CDN $5,000 per month.

Personal Services Agreement

The Corporation entered into a consulting agreement (the "Personal Services Agreement") dated November 15, 2005 with Ernest M. Cleave. Pursuant to the Personal Services Agreement, Mr. Cleave was appointed as Chief Financial Officer of the Corporation. Under the Personal Services Agreement Mr. Cleave receives $60,000 per year.

ITEM 12:	TRANSFER AGENTS AND REGISTRARS

12.1	Transfer Agents and Registrars

Equity Transfer & Trust Company ("Equity") is the Corporation's transfer agent and registrar. Equity is located at Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1.

ITEM 13:	MATERIAL CONTRACTS

13.1	Material Contracts

The following is a list of material contracts entered into by the Corporation since June, 2004 and still in effect at May 31, 2008. These do not include contracts entered into in the ordinary course of business:

(a)

Pony Creek/ Elliott Dome Property - Option Agreement dated April 13, 2005 on the Pony Creek/Elliot Dome properties with Mill City Gold Corp. relating to the Corporation’s option to acquire an interest in the Pony Creek/Elliot Dome Property.

(b)

Dixie Lake Property - Option agreement with Fronteer Development Group Inc. and the Corporation, effective dated as of August 26, 2005, relating to the Corporation’s option to acquire an interest in the Dixie Lake Property, Red Lake, Ontario.

(c)

Gem Property - Option Agreement dated September 30, 2005 and subsequently amended on December 15, 2006 between the Corporation and Marum Resources Inc. granting the Corporation an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba.

(d)

Bonanza Property – Option agreement dated effective October 30, 2006 between the Corporation and EMCO CORPORATION SA., and amended on June 22, 2007 relating to the Corporation’s option to earn a 60% undivided interest in the Sanshaw-Bonanza property in the Red Lake Mining District, Red Lake, Ontario.

Particulars of each of these agreements have been provided elsewhere in this AIF.

ITEM 14:	INTERESTS OF EXPERTS

14.1	Names of Experts

R. H. Russell, M.Sc., Licensed Geologist was involved in the preparation and compilation of the "Evaluation of the Gold Resource on the Pony Creek Property, Larrabee Mining District, Elko County, Nevada for Mill City International Corporation".

Christopher Lee, M.Sc., P. Geo and SRK Consulting were both involved in the preparation and compilation of the SRK Report.

14.2	Interests of Experts

None.

ITEM 15:	AUDIT COMMITTEE INFORMATION REQUIRED IN AN AIF

The following information regarding the Audit Committee of the Corporation's Board of Directors is required to be disclosed pursuant to Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

Audit Committee Charter

The text of the Audit Committee's charter is set out as Schedule "A" to this AIF.

Composition of the Audit Committee

The members of the Audit Committee are D. Richard Brown, Harold Wolkin and Peter Born. Each of Mr. Brown, Mr. Wolkin and Dr. Born are "independent" and "financially literate", as those terms are defined MI 52-110.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

Mr. Brown holds a Masters degree in finance from the Daniels School of Business at the University of Denver and a BA in Economics from the University of Guelph and has over 15 years experience in public company financing, corporate/capital structuring and development. Mr. Brown is on the board of a number of junior resource companies and is also a partner at Osprey Capital, a successful Toronto Investment Banking firm.

Mr. Wolkin is a Chartered Financial Analyst and a former president of the CFA Society of Toronto. He entered the Investment Industry in 1976 as a Financial Analyst and Economist. In 1983, he joined BMO Nesbit Burns as a Senior Research Analyst responsible for Management and Diversified Companies. In 1992, he moved to BMO Nesbit Burns’s Investment and Corporate Banking Group. Over the following 15 years he represented his firm as a lead underwriter for a number of Canada’s largest equity offerings. He received a Bachelor of Arts

(Economics) degree from York University and a Master of Arts (Economics and Finance) degree from The University of Toronto. He

Dr. Born holds a PhD in Earth Sciences received from Carleton University in 1996. Dr. Born has been involved in the mining industry since 1978 and has worked for both private and governmental entities. Throughout his career Dr. Born has, in addition to his scientific responsibilities, been responsible for overseeing the financial budgets and reporting requirements for teams of up to 30 people.

Reliance on Certain Exemptions in Sections 2.4, 3.2, 3.4 or 3.5 of MI 52-110

This is not applicable.

Reliance on the Exemptions in Subsection 3.3(2) or Section 3.6 of MI 52-110

This is not applicable.

Reliance on Section 3.8 of MI 52-110

This is not applicable.

Audit Committee Oversight

This is not applicable.

Pre-Approval Policies and Procedures

The policy of the Audit Committee regarding the engagement of non-audit services is set out at Section 7 of the Audit Committee's Charter, which is disclosed in its entirety as Schedule "A" hereto.

External Auditor Service Fees (By Category)

Audit Fees

For its financial year ended May 31, 2008, the Corporation's external auditors, McCarney Greenwood LLP, were paid a total of $43,500, in respect of audit services.

Audit-Related Fees

For the Corporation's financial year ended May 31, 2008, McCarney Greenwood LLP was paid a total of $2,000, in respect of assurance and related services reasonably related to the performance of the audit or review of the Corporation's financial statements which are not included in "Audit Fees", above.

Tax Fees

For the Corporation's financial year ended May 31, 2008, McCarney Greenwood LLP was paid a total of $2,500 in respect of tax compliance, tax advice and tax planning services.

All Other Fees

For the Corporation's financial year ended May 31, 2008, McCarney Greenwood LLP was paid a total of $696, in respect of products or services other than those reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees", above.

ITEM 16:	ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the SEDAR website located at www.sedar.com.

Information regarding directors' and officers' remuneration, principal holders of the Corporation's securities and securities authorized for issuance pursuant to equity compensation plans is contained in the Corporation's management proxy information circular for the last annual and special meeting of shareholders held on November 15, 2007.

Additional financial information is provided in the Corporation's audited financial statements and management discussion and analysis for the year ended May, 31, 2008.

GRANDVIEW GOLD INC.
SCHEDULE "A"
TO ANNUAL INFORMATION FORM
FISCAL PERIOD ENDED MAY 31, 2005

GRANDVIEW GOLD INC.
AUDIT COMMITTEE CHARTER

Name

There shall be a committee of the Board of Directors (the "Board") of Grandview Gold Inc. (the "Corporation") known as the Audit Committee.

General Purpose

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following areas: the Corporation's external audit function; internal control and management information systems; the Corporation's accounting and financial reporting requirements; the Corporation's compliance with law and regulatory requirements; the Corporation's risks and risk management policies and such other functions as are delegated to it by the Board. Specifically, with respect to the Corporation's external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Corporation's financial statements; the independent auditors' qualifications; and the performance of the Corporation's independent auditors.

The Audit Committee is intended to facilitate and provide a means of open communication between management, the external auditors and the Board.

Composition and Qualifications

The Audit Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three (3) members who are appointed by the Board. The composition of the Audit Committee shall meet all applicable independence, financial literacy and other legal and regulatory requirements. More specifically, all members of the Audit Committee shall be "unrelated"1 and "financially literate"2 and at least one (1) member shall have "accounting or related financial experience"3.

The Board shall designate the Chairman of the Audit Committee and in so doing shall consider the recommendation of the Governance and Compensation Committee. The Chairman shall have responsibility for overseeing that the Committee fulfills its mandate and duties effectively.

____________________________
1 a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.
2 the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto.
3 the ability to analyse and interpret a full set of financial statements including the notes attached thereto, in accordance with generally accepted accounting principles.

Each member of the Audit Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board, following consideration of the recommendation of the Governance and Compensation Committee, may fill a vacancy which occurs in the Audit Committee at any time.

Meetings

The Chairman of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four (4) times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require. A schedule for each of the meetings will be disseminated to Audit Committee members prior to the start of each fiscal year. A detailed agenda for each meeting will be disseminated to Audit Committee members as far in advance of each meeting as is practicable.

The Audit Committee shall meet separately, periodically, with management, counsel and the external auditors. The Audit Committee shall meet separately with the external auditors at every meeting of the Audit Committee at which external auditors are present.

Responsibilities

The Audit Committee is mandated to carry out the following responsibilities:

8.	External Auditors

(a)

Subject to applicable law, the Audit Committee shall be responsible for the appointment, compensation, oversight and termination of the external auditor. The external auditor shall report directly to the Audit Committee and shall be accountable to the Board and Audit Committee as representatives of the shareholders.

	(b)	The Audit Committee shall pre-approve all non-audit mandates for services the external auditor shall undertake.

(c)

The Audit Committee shall satisfy itself, on behalf of the Board, that the external auditor is independent of management. In assessing such independence, the Audit Committee shall discuss with the external auditors, and may require a letter from the external auditor outlining, any relationships between the external auditors and the Corporation or its affiliates.

(d)

The Audit Committee shall review the audit plan of the external auditors, the integration of the external audit with the internal control program, and the results of the audit, which shall include reviewing the external auditor’s letter to management and management’s response thereto and other material written communications between management and the external auditors.

(e)

The Audit Committee shall satisfy itself, annually or more frequently as the Audit Committee considers appropriate, as to the external auditors' internal quality control procedures and any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any public enquiry, review, or investigation by governmental, professional or other regulatory authorities.

(f)

The Audit Committee shall periodically review and discuss with management and the external auditors the quality and acceptability of the Corporation’s accounting policies and practices, the materiality levels which the external auditors propose to employ, any significant changes in the accounting policies and any proposed changes in accounting or financial reporting that may have a significant impact on the Corporation.

(g)

The Audit Committee shall discuss with management and the external auditors all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management by the external auditors, the ramifications of these alternative treatments and the treatment preferred by the external auditors.

9.	Financial Information

(a)

The Audit Committee shall discuss with management and the external auditors whether the audited annual financial statements present fairly (in accordance with Canadian generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Corporation as of and for the periods presented and, where appropriate, recommend for approval to the Board, the annual audited financial statements of the Corporation.

(b)

The Audit Committee shall discuss with management and the external auditors whether the unaudited quarterly financial statements present fairly (in accordance with generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Corporation as of and for the periods presented and, where appropriate, recommend for approval to the Board, the unaudited quarterly financial statements of the Corporation.

(c)

The Audit Committee shall review the Annual Report to Shareholders and other financial information (including the annual and quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Annual Information Form and any prospectus or offering circular) prepared by the Corporation with management and, where appropriate, recommend for approval to the Board and recommend for filing with regulatory bodies.

(d)

The Audit Committee shall review any news releases and reports to be issued by the Corporation containing earnings guidance or financial information for research, analysts and rating agencies. The Audit Committee shall also review the Corporation's policies relating to financial disclosure and the release of earnings guidance and the Corporation's compliance with financial disclosure rules and regulations.

The Audit Committee shall discuss with management and the external auditors important trends and developments in financial reporting practices and requirements and their effect on the Corporation's financial statements.

10.	Internal Control

(a)

The Audit Committee shall oversee the adequacy and effectiveness of the Corporation’s internal control systems, through discussions with the Corporation’s external auditors and management and shall report to the Board on an annual basis.

	(b)	The Audit Committee shall review annually the Corporation’s Code of Business Conduct and its effectiveness and enforcement.

11.	Risk Management

(a)

The Audit Committee shall review with management the principal risks facing the Corporation, and the policies, processes and procedures for management’s monitoring and managing of such risks or exposures. If necessary, the Audit Committee will mandate, monitor and evaluate the steps management has taken to monitor and manage such exposures, including insuring against such risks, where appropriate.

12.	Compliance with Legal and Regulatory Requirements

(a)

The Audit Committee shall review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Corporation and any material reports or inquiries from regulatory or governmental agencies.

	(b)	The Audit Committee shall review with counsel the adequacy and effectiveness of the Corporation's procedures to ensure compliance with the legal and regulatory responsibilities.

13.	Other

	(a)	The Audit Committee shall also perform such other activities related to this Charter as requested by the Board.

	(b)	The Audit Committee shall review and assess the adequacy of this Charter annually and shall submit any proposed changes to the Board for approval.

(c)	The Audit Committee may delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

Reporting

The Audit Committee shall report its deliberations and discussions regularly to the Board and shall submit to the Board the minutes of its meetings.

Resources

The Audit Committee shall have the authority, in its sole discretion, to retain independent legal, accounting and other consultants to advise the Audit Committee at the expense of the Corporation. The Audit Committee shall be provided with the necessary funding to compensate the external auditors and any other advisors they engage.

The Audit Committee may request any officer or employee of the Corporation or the Corporation’s external counsel or external auditors to attend a meeting of the Audit Committee or to meet with any member of, or consultants to, the Audit Committee. The Audit Committee shall have full access to all of the Corporation's books, records, facilities and personnel.

Complaints Procedure

Any director, officer or employee who has any concern or complaints regarding accounting, internal control or auditing matters or any potential violations of law or regulatory provisions may, in accordance with the Code of Business Conduct, make an anonymous submission to any member of the Audit Committee. The Audit Committee shall establish procedures for the review and resolution of such complaints.

Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject. Each member of the Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives financial and other information, and the accuracy of the information provided to the Corporation by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.